UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Ribbon Communications Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

762544104

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762544104	13D	Page 1 of 7 pages

1	Names of Reporting Persons JPMorgan Chase & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 49,940,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,940,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,940,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person HC, CO

CUSIP No. 762544104	13D	Page 2 of 7 pages

1	Names of Reporting Persons JPMC Heritage Parent LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,190,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,190,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,190,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.3%
14	Type of Reporting Person OO

CUSIP No. 762544104	13D	Page 3 of 7 pages

1	Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,749,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,749,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 4 of 7 pages

1	Names of Reporting Persons Heritage PE (OEP) III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,048,711
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,048,711

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,048,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 6, 2017, as subsequently amended (the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 144,744,861 shares of Common Stock outstanding as of April 6, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	49,940,222	34.5%	0	49,940,222	0	49,940,222
JPMC Heritage Parent LLC	48,190,718	33.3%	0	48,190,718	0	48,190,718
OEP II Partners Co-Invest, L.P.	1,749,504	1.2%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	47,048,711	32.5%	0	47,048,711	0	47,048,711

OEP II Partners Co-Invest is the record holder of 1,749,504 shares of Common Stock. JPMC Heritage Parent is the record holder of 1,142,007 shares of Common Stock. Heritage III is the record holder of 47,048,711 shares of Common Stock.

JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Chase Holdings LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holdings LLC, JPMC Heritage Parent and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III. OEP II Partners Co-Invest is subject to certain contractual agreements and statutory obligations to

CUSIP No. 762544104	13D	Page 6 of 7 pages

acquire and vote shares side-by-side with Heritage III. By virtue of these agreements and obligations, JPMorgan Chase may be deemed to have or share beneficial ownership over the shares held directly by OEP II Partners Co-Invest. Notwithstanding the above, JPMorgan Chase does not directly or indirectly own any interest in OEP II Partners Co-Invest.

(c)	None of the Reporting Persons or Related Persons has effected any transactions in the Common Stock since the filing of Amendment No. 3 to the Schedule 13D.

(d)	None.

(e)	Not applicable.

CUSIP No. 762544104	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

JPMORGAN CHASE & CO.
By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director
JPMC HERITAGE PARENT LLC
By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Managing Director
OEP II PARTNERS CO-INVEST, L.P.
By: OEP II Partners Co-Invest, GP, Ltd., its General Partner
By:	/s/ David Han
Name:	David Han
Title:	Director
HERITAGE PE (OEP) III, L.P.
By: OEP General Partner III, L.P., as General Partner
By: JPMC Heritage Parent LLC, as General Partner
By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Managing Director